                          TRANSKARYOTIC THERAPIES, INC.

                                 700 Main Street
                               Cambridge, MA 02139
                                  617-349-0200

                                 April 16, 2003

Via EDGAR and fax

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

         Re: Transkaryotic Therapies, Inc.
             REGISTRATION STATEMENT ON FORM S-3, REGISTRATION NO. 333-90868

Ladies and Gentlemen:

         Transkaryotic Therapies, Inc. (the "Company") hereby makes an application to withdraw its Registration Statement on Form S-3, File Number 333-90868, as amended (the "Registration Statement"), pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), effective as of the date hereof or at the earliest practical date. The Registration Statement covered the proposed resale of 366,928 shares (the "Shares") of TKT common stock, $0.01 par value per share (the "Common Stock") held by Cell Genesys, Inc. ("Cell Genesys"). The Company is withdrawing the Registration Statement because it repurchased the Shares from Cell Genesys. Accordingly, the Company requests the Commission's consent to and acceptance of the Company's withdrawal of its Registration Statement as soon as possible.

         The Company further requests that, pursuant to Rule 477(c), an order with the date of the granting of the withdrawal be included in the file for the Registration Statement in the following manner: "Withdrawn upon the request of the Registrant, the Commission consenting thereto." Upon the grant of the Commission's consent to the requested withdrawal of the Registration Statement, please return a dated copy of the order granting such withdrawal to the undersigned by facsimile at (617) 349-0550.

         If you have any questions regarding the foregoing, please call Stuart
M. Falber at (617) 526-6663 of Hale and Dorr LLP.

                                       Very truly yours,

                                       /s/ Michael J. Astrue

                                       Michael J. Astrue
                                       President and Chief Executive Officer